FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

The Real Brokerage Inc. (the "Company")

133 Richmond Street West

Suite 302

Toronto, Ontario M5H 2L3

Item 2 - Date of Material Change

June 14, 2023

Item 3 - News Release

The Company disseminated a news release via Business Wire on June 15, 2023 in respect of the material change and the news release was subsequently filed on SEDAR at www.sedar.com.

Item 4 - Summary of Material Change

The Company's board of directors (the "Board") appointed Susanne Greenfield Sandler as an independent director of the Company effective June 14, 2023.

Item 5 - Full Description of Material Change

5.1 - Full Description of Material Change

The Board appointed Susanne Greenfield Sandler as an independent director of the Company effective June 14, 2023. In connection with the appointment, the Board increased its size to seven (7) members.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

Tamir Poleg

Chief Executive Officer

Tel: 646-549-7107

Item 9 - Date of Report

June 15, 2023